Exhibit 99.1

May 23, 2019

Board of Directors

Synalloy Corporation

Attention: Craig Bram, President and Chief Executive Officer

4510 Cox Road

Suite 201

Richmond, VA 23060

Dear Craig and Members of the Board of Directors (the “Board”),

On April 23, 2019, Privet Fund Management LLC (“Privet”) publicly disclosed our interest in acquiring Synalloy Corporation (“Synalloy” or the “Company”) in a negotiated transaction at a price of $20.00 per share in cash. We noted that this was a 42% premium to the trading price of the Company’s stock prior to our disclosure.

In your April 26, 2019 letter acknowledging our offer, you state that the “current valuation in the Indication of Interest is inadequate” and proceed to list six factors in support of your conclusion. To the best of our knowledge, no piece of company-specific information listed in your letter contains any data that was unknown to the investing public prior to the letter’s publication. Specifically, the 2019 guidance for revenue, Adjusted EBITDA and net debt were made public through press releases and conference call transcripts, and further refined and reiterated following the release of the Company’s first quarter earnings on April 30th.

With all of the information in your letter widely available to the public beforehand, we do not believe that the decline in the Company’s share price over the preceding nearly six months is attributable purely to exogenous and unquantifiable market “rebalancing” forces. The market had an adequate period to digest the Company’s near and medium-term prospects and valued the Company’s stock accordingly. Apparently, shareholders did not share the Board’s view of the Company’s present value and future prospects.

We feel it is important to note that the Company’s stock is now trading above $19 per share, or more than 35% higher than the stock price prior to the disclosure of Privet’s letter. Investors are clearly expecting Synalloy to engage with Privet and other potentially interested parties. Refusing to engage could adversely affect the Company’s stock price — potentially causing it to return to its previous levels.

Like you, we believe that Synalloy is worth more than the $14.05 per share where it was trading prior to our offer. That is why we are offering a 42% premium to that unaffected level. Based upon publicly available information, we feel that a potential transaction at $20.00 per share fairly values the Company. In your letter, you state that our offer “undervalues both the current and future financial performance of the Company”. If management and the Board possess information that would show the value of Synalloy to be greater than our offer, we are open to receiving the detail underlying those projections and can react accordingly. As your financial advisors have likely suggested to you, we are quite willing to participate as a bidder in an open and transparent process, whereby the Company’s strategic plan and outlook are shared with multiple parties and the Board can gain further confidence that a market-clearing price is achieved. We are also willing to move quickly to complete our confirmatory diligence and reach a definitive agreement that will provide the Board with an additional mechanism to ensure fair value through a comprehensive go-shop process.

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We believe our $20.00 per share offer represents a premium value for shareholders — a share price which has only been exceeded once (and then only for a six month period) in the past 10+ years. We also believe that the Board has a fiduciary duty to engage with us and all other credible, interested parties in order to maximize value for shareholders. We are confident such engagement would yield an opportunity to create meaningful shareholder value.

At last week’s Annual Meeting Craig mentioned that the Company is in the process of evaluating two acquisitions. We strongly urge the Board not to take any action that would change the current capitalization of the Company without first fully pursuing a sale. Any acquisition (especially one outside of the Company’s current lines of business) would complicate that value-maximizing outcome.

As evidenced by the lagging unaffected share price prior to our offer, we feel that pursuing the status quo as an independent, microcap public company and ignoring an opportunity to recognize liquidity for shareholders at a premium valuation is unlikely to yield superior value. As the Company’s largest shareholder, should the Board decide against pursuing a transaction that will benefit all shareholders, we reserve our rights to take steps to protect the value of our investment.

Best Regards,

Ryan Levenson and Ben Rosenzweig

Privet Fund Management LLC

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305